EXHIBIT 99.1

June 2015

Disclaimer
To the extent that statements contained in this presentation are not descriptions of historical facts regarding Foamix, they are forward-looking statements reflecting management’s current beliefs and expectations. Forward-looking statements are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipated by such statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “intends,” or “continue,” or the negative of these terms or other comparable terminology. Forward-looking statements contained in this presentation include, but are not limited to, (i) statements regarding the timing of anticipated clinical trials for our product candidates; (ii) the timing of receipt of clinical data for our product candidates; (iii) our expectations regarding the potential safety, efficacy, or clinical utility of our product candidates; (iv) the size of patient populations targeted by our product candidates and market adoption of our product candidates by physicians and patients; (v) the timing or likelihood of regulatory filings and approvals; and (vi) our revenues under our agreements with our licensees, including Bayer, Actavis and Merz.
Although we believe that the expectations reflected in the forward-looking statements are reasonable, various factors may cause differences between our expectations and actual results, including, but not limited to, unexpected safety or efficacy data, unexpected side effects observed during preclinical studies or in clinical trials, lower than expected enrollment rates in clinical trials, changes in expected or existing competition, changes in the regulatory environment for our product candidates and our need for future capital, the inability to protect our intellectual property, and the risk that we become a party to unexpected litigation or other disputes. You should read the documents filed by Foamix with the SEC, including our prospectuses, the Risk Factors set forth therein and the documents filed as exhibits to our registration statements, of which the prospectuses are a part, completely and with the understanding that our actual future results may be materially different from what we expect.  You may obtain those documents by visiting EDGAR on the SEC website at www.sec.gov. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.
The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the foam technology or product candidates of Foamix or this offering.
This document will not be left behind after this presentation and by accepting this document and attending the presentation you agree to be bound by the foregoing limitations.

Highlights

Including Bayer, Actavis and Merz
Collaborations with leading pharma companies
Proprietary foam-based technology platform
Worldwide: over 110 granted patents; US: 39 granted patents
Innovative technology & extensive IP
Minocycline Foam
•FMX101 for moderate-to-severe Acne
•FMX103 for Rosacea
•FMX102 for Impetigo
Doxycycline Foam
•FDX104 for Chemotherapy-Induced Rash
Portfolio of clinical stage topical foam product candidates
Rehovot Israel & Bridgewater NJ
Strong dermatology track record
Integrated multinational management team

Financial Milestones
• IPO, September 2014
 ◦ Net proceeds: US 42.3 million
 ◦ Pricing: $6.0 per share
• Cash Position - Q1 2015
 ◦ As of March 31, 2015: $48.4 million
• Follow-on offering, April 2015
 ◦ Gross proceeds: US$ 69.0 million
 ◦ Net proceeds: ~ US$ 64.2 million (net of commissions and expenses)
 ◦ Pricing: $9.30 per share

Experienced Management Team

Name	Experience	Headquarters
Dov Tamarkin, PhD CEO & Director	• Led multiple product developments in dermatology • Led R&D operations in Israel, EU and US	Israel
Meir Eini Chairman & CIO	• Founder of multiple healthcare ventures	Israel
David Domzalski President, US	• Acted as head of commercial at Warner Chilcott and LEO • Led commercial launch of Doryx® and Taclonex®	US
Ilan Hadar CFO	• Held former finance roles at Israeli subsidiary of Pfizer, HP and BAE Systems	Israel
David Schuz EVP, IP	• Led IP operations at BTG Israel and Savient	Israel
Mitchell Shirvan, PhD SVP, R&D	• Former head of R&D, CNS division at Teva • Former CEO of MacroCure	Israel
Alvin Howard VP, U.S. Regulatory Affairs	• Acted as head of regulatory affairs at Warner Chilcott • Led approvals of 14 NDA and sNDAs	US
Herman Ellman, MD VP, U.S. Clinical Development	• Acted as head of clinical development at Warner Chilcott	US
Portman
Pharmaceuticals
Clilco
Flexiprobe

Differentiated Foam Technology with
Multiple Platforms
• Patented: over 110 granted patents worldwide(1)
     ◦ 39 granted US Patents(1)
• Capability to formulate multiple drugs
• Suitable for a variety of target sites
• Preferred dermatological alternative to oral delivery

Cream Foams
(Emulsion or Emollient)
Ointment Foams
(Petrolatum-based)
Waterless Hydrophilic
Foams (Enhanced penetration)
Oil Foams
Hydroethanolic Foams
Saccharide Foams
(For wounds and burns)
Potent Solvent Foams
(High solubility and delivery)
Suspension Foams
(Concentrated suspensions)
Nano-Emulsion Foams
(Enhanced penetration)
(1) As of March 31, 2015.

Foamix Foams vs. Hydroethanolic Foams

• Hydroethanolic foams are
 unstable when heated
 ◦ Most foams contain alcohol and
 readily collapse upon exposure to
 skin temperature, hindering
 usability
• Foamix foams are thermally
 stable
 ◦ Does not readily collapse upon
 exposure to skin temperature,
 allowing easier application and
 spreading
Foamix
Foam
Hydroethanolic
Foam

Collaborations with Third Parties
• Development and licensing agreements with pharmaceutical companies
• Each license agreement is product specific (Licensee’s drug)
• Licensed products are currently in preclinical, Phase II, Phase III and pre-approval stages
• We retain the rights to develop products for the same indications using our foam technology in conjunction with other drugs
• We own the intellectual property for the drug delivery platform

• Upfront payments, contingent payments and royalties on sales of products that are commercialized
• ~$18 million revenue received as of December 31, 2014

Pipeline of Late-Stage Product Candidates

• Pipeline also includes early-stage stable foam formulations with various drugs for the treatment of common dermatological indications (e.g., anti-bacterials, anti-fungals and corticosteroids)
Product Candidate	Phase I	Phase II	Phase III	Regulatory Pathway / Target Milestone
Minocycline Foam Candidates
FMX101 for Acne				• 505(b)(2) / Commence Phase III - early 2016 • Phase III data expected 2017 • NDA filing 2017
FMX102 for Impetigo				• 505(b)(2) / Commence Phase III pending FDA discussions
FMX103 for Rosacea				• 505(b)(2) / Commence Phase II in 2015 • Phase II data 2016
Doxycycline Foam Candidate
FDX104 for Chemotherapy- Induced Rash				• Phase II underway • Phase II data expected 2015

FMX101
Topical Minocycline Foam
For Moderate-to-Severe Acne

FMX101: For Moderate-to-Severe Acne
• We successfully stabilized minocycline in a novel topical foam formulation
• Foam delivers minocycline directly to the pilosebaceous unit

• Ex-vivo study showed: Minocycline penetrates into the
 pilosebaceous unit
Targeted Delivery to the Pilosebaceous Unit(2)
Sebum
composition
Sebum composition
+
FMX101 Vehicle
FMX101’s Unique Vehicle Dissolves Sebum Composition(1)
(1) Laboratory study, data on file - Foamix Pharmaceuticals Ltd.  (2) Study performed at Charité Universitätsmedizin Berlin.

FMX101: Phase II Clinical Trial - Study Design
• Self-apply to the same region, once daily, in the evening for 12 weeks
• At least 20 inflammatory and 25 non-inflammatory lesions
• Endpoints
 ◦ Change in acne lesions
 ◦ Investigator’s Global Assessment (IGA)
 ◦ Safety and tolerability

12-week, randomized, double-blind, dose range-finding study in subjects with moderate-to-severe acne
Week 12
(End of treatment)
Week 16
(Follow-up)
Week 3
Week 6
Week 9
Randomized (1:1:1), double-blind
N=150
 • Minocycline foam 1%(1)
 • Minocycline foam 4%(1)
 • Foam vehicle(1)
(1) Data on file - Foamix Pharmaceuticals Ltd. Study FX2010-03 CSR.

FMX101: Phase II Clinical Trial Results

% Reduction of Non-Inflammatory Lesions
% Reduction of Inflammatory Lesions
* p ≤ 0.05
* * p ≤ 0.01
Foam Vehicle
Minocycline 1%
Minocycline 4%
Dose-dependent reduction of inflammatory and non-inflammatory acne
*
*
Follow
Up
Follow
Up
(1)
(1)
(1) Represents end of treatment.

FMX101: Comparison
Oral minocycline and topical anti-acne drugs for moderate-
to-severe acne

Literature Comparison (12 Weeks of Treatment)
(1) Source: Prescription Instruction leaflets of Solodyn, Epiduo and Aczone (average of studies reported for each drug), (2) Head-to-head trials with
 FMX101 were not conducted.
	4% Minocycline Foam	Solodyn(1)(2) (oral minocycline)	Epiduo(1)(2) (Adapalene + BPO Gel)	Aczone(1)(2) (Dapsone Cream)
% Reduction of inflammatory lesions	72%	44%	47%	47%
% Reduction of non- inflammatory lesions	73%	No effect	50%	31%

FMX101: Effects on Moderate-to-Severe
Acne Patients

FMX101 Phase II Clinical Trial: Patient with moderate-to-severe acne who responded positively to our treatment (Minocycline Foam 4%)

FMX101: Effects on Moderate-to-Severe
Acne Patients (cont’d)

FMX101 Phase II Clinical Trial: Patients with moderate-to-severe acne who responded positively to our treatment (Minocycline Foam 4%)
12 Weeks
12 Weeks
Baseline

FMX101 - Commercial Overview

Moderate-to-Severe Acne: Unmet Medical Need
Moderate-to-severe acne prevalence ~10 million people in the US

Mild Acne
Mild Acne
Less than 30 lesions
Less than 30 lesions
<15 Inflammatory lesions
<15 Inflammatory lesions
Moderate Acne
<50 Inflammatory lesions
Moderate Acne
<50 Inflammatory lesions
Severe
Severe
Acne
Acne
>50 Inflammatory lesions
>50 Inflammatory lesions
Topical
 Target market for
 minocycline foam
 (FMX101)
Oral antibiotics
Total US acne prevalence = 40-50 million people per year

Source: Symphony Health Analytics DCL (Dynamic Claims Lifecycle).
Form	US Dollars
Topical	$1.3 billion
Oral	$1.7 billion
Total	$3.0 billion

A Competitive Landscape with No Dominant Leader
Top brands oral and topical formulations (LTM January 2015)

Source: Symphony Health Analytics DCL (Dynamic Claims Lifecycle).
(1) Indicated for the treatment of Rosacea, (2) The charts show the respective market shares of the oral branded prescription acne drug market and the topical branded prescription acne drug market according to the total number of prescriptions.
	Top Oral Brands	US Dollars
1	ORACEA (1)	$399,553,613
2	SOLODYN	378,680,981
3	DORYX	236,947,892
4	MONODOX	180,363,148
5	ACTICLATE	103,068,443
	Top Topical Brands	US Dollars
1	EPIDUO	$392,925,581
2	ACZONE	357,780,787
3	FINACEA (1)	149,158,927
4	ACANYA	139,396,592
5	ZIANA	124,444,412
(1
)
(1
)

A Pro-Commercial Reimbursement Environment
Payer mix: branded acne drugs (all payer types / LTM January 2015)

Source: Symphony Health Analytics DCL (Dynamic Claims Lifecycle).
(1) Assistance Programs include aid for “medically indigent” patients (those who are without insurance, have low income or are ineligible for public programs) which can be privately or State funded and coupon programs that have been identified and profiled.
Commercial Payers and Cash account for 71% of total
reimbursement within the Oral Branded Market.
Oral
Commercial Payers and Cash account for 78% of total
reimbursement within the Topical Branded Market.
Topical
(1)
(1)

Prescription (Rx) Volume Driven by Small
Prescriber Base
Attractive and efficient for commercialization

Source: Symphony Health Analytics DCL (Dynamic Claims Lifecycle). Data from April 2012 - March 2014.
Total Active Derms
(13,971)
Rx Volume
(80%)
Rx Volume
(100%)
• ~33% of dermatologists
 generate ~80% of Rx
 volume
• Foamix intends to utilize
 a small, dedicated sales
 force deployment to
 optimize coverage
 •  50-75 reps
Target Universe
Derms
(4,538)

FMX103
Topical Minocycline Foam
For Rosacea

FMX103: Rosacea
• FMX103 is a minocycline foam in development for the treatment of rosacea
• Rosacea lesions and inflammatory acne lesions have a number of dermatological similarities
• Approximately 16 million people are afflicted
  ◦ ~$1.2 Billion market(1)
  ◦ Current treatment options include topicals such as azaleic acid
       (Finacea®) and metronidazole (Metrogel®), as well as oral
       minocycline or oral doxycycline (Oracea®)
• Commence Phase II trial (2015)

(1) Symphony Health Analytics DCL (Dynamic Claims Lifecycle).

Planned: 210 subjects
12 weeks’ treatment duration
Efficacy evaluation
and safety
assessments
performed at weeks
1, 2, 4, 6, 8, 10, and
12
FMX103
(high dose)
~70 subjects
FMX103
(low dose)
~70 subjects
Foam vehicle
(placebo)
~70 subjects
Randomized (1:1:1)
Randomized, Multicenter, Double-Blind, Vehicle-Controlled Study
 Facial Rosacea
Safety Assessments
• Standard safety measures
• Other rosacea signs and symptoms
Primary Efficacy Assessments
• Inflammatory lesion count
• IGA scores
Clinical Study Protocol - Foamix Ltd. Study FX2014-06.
FMX103: Phase II Study Design

(1) The chart below shows the approximate market shares of the branded prescription rosacea drug market according to total number of prescriptions.
Total Market: ~$1.2 billion

1	ORACEA (oral doxycycline)	$297,941,611
2	METRONIDAZOLE	$270,704,800
3	FINACEA	$125,135,634
4	MIRVASO	$49,014,674
5	DOXYCYCLINE	$37,816,825

FMX102
Topical Minocycline Foam
For Impetigo, Including MRSA

FMX102: Impetigo
• FMX102 is a low dose formulation of minocylcine foam in development for the treatment of impetigo, including MRSA infections
• Impetigo is a highly contagious bacterial skin infection, primarily affecting preschool-aged children
• US market size approximately $330 million
 ◦ Majority of market attributed to Bactroban and other mupirocin-based topical products
• Phase II trial completed in 2012
 ◦ Design: randomized, double-blind study, without a control group, of 32 pediatric patients with at least 2 impetigo lesions (11 had MRSA infection)
 ◦ Treatment: 1% or 4% minocycline foam was applied topically twice-daily for 7 days, with an additional follow-up at 14 days
 ◦ End Points: absence or improvement(1) of treated lesions and dried lesions without crusts, with/without erythema

(1) Data on file - Foamix Pharmaceuticals Ltd. Study FX2010-01; draft CSR.

FMX102: Phase II Trial Results
• Current benchmark BACTROBAN® (mupirocin) achieves 71%-96% of clinical efficacy within
 8-12 days of treatment

D. Foam: A unique delivery vehicle for topically applied formulations. In: Dayan N. Apply Topically: A Practical
81.3%
92.3%
100%
Day 3
Day 7 (end of treatment)
Day 14 (follow-up)
(1) 1% and 4% Minocycline were equally effective after Day 14 and substantially similar after Days 3 and 7. Data on file - Foamix Pharmaceuticals
Ltd. Study FX2010-01; draft CSR.
Efficacy

FMX102: Phase II Trial Results
Visible improvement / lesion clearance with treatment(1)

Baseline
Day 3
Day 7 (End of treatment)
Patient A
Patient B
Patient C
(1) Patients A, B and C received minocycline foam 1%.

FDX104
Topical Doxycycline Foam
For Treatment of Chemotherapy-Induced Rashes

FDX104: For Chemotherapy-Induced Rash
• Background
 ◦ Patients taking Erbitux (and other EGFRI drugs) are affected by severe acne-like rashes
 ◦ Between 45% to 100% of EGFRI patients develop severe acne-
 like rashes
 ◦ 32% discontinue therapy
 ◦ No approved treatments for chemotherapy-induced rashes
 ◦ Oral doxycycline and minocycline are used ‘off-label’
 ◦ Limitations
 ◦ Systemic side effects
 ◦ Potential drug-drug interaction with EGFRI drugs
• Product: Doxycycline Foam 4%
• Phase II trial commenced Q4, 2014
 ◦ Target Enrollment: 24 patients
 ◦ Expected top line results - 2015

Highlights

Including Bayer, Actavis and Merz
Collaborations with leading pharma companies
Proprietary foam-based technology platform
Worldwide: over 110 granted patents; US: 39 granted patents
Innovative technology & extensive IP
Minocycline Foam
•FMX101 for moderate-to-severe Acne
•FMX103 for Rosacea
•FMX102 for Impetigo
Doxycycline Foam
•FDX104 for Chemotherapy-Induced Rash
Portfolio of clinical stage topical foam product candidates
Rehovot Israel & Bridgewater NJ
Strong dermatology track record
Integrated multinational management team

May 2015